UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
Commission File Number:  001-13382
KINROSS GOLD CORPORATION
(Translation of registrant’s name into English)

17th Floor, 25 York Street,
Toronto, Ontario  M5J 2V5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐                             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b:

This Current Report on Form 6-K, dated March 31, 2015 is specifically incorporated by reference into Kinross Gold Corporation’s Registration Statements on Form S-8 (Registration Nos. 333-180824, 333-180823 and 333-180822), filed on April 19, 2012.

This report on Form 6-K is being furnished for the sole purpose of providing a copy of the press release in which the company announced the filing of updated technical reports for its Fort Knox Mine, Alaska (“Fort Knox”) and its Kupol Mine and Dvoinoye Mine, Russia (“Kupol-Dvoinoye”) and a copy the technical reports for Fort Knox and Kupol-Dvoinoye all dated March 31, 2015.

INDEX

Table of Contents

SIGNATURES
EXHIBIT INDEX

99.1	Press Release dated March 31, 2015
99.2	Technical Report dated March 31, 2015 with respect to the Fort Knox Mine, Alaska
99.3	Certificate of John L. Sims dated March 31, 2015 with respect to the Fort Knox Technical Report
99.4	Consent of John L. Sims dated March 31, 2015 with respect to the Fort Knox Technical Report
99.5	Technical Report dated March 31, 2015 with respect to the Kupol Mine and Dvoinoye Mine, Russia
99.6	Certificate of John L. Sims dated March 31, 2015 with respect to the Kupol-Dvoinoye Technical Report
99.7	Consent of John L. Sims dated March 31, 2015 with respect to the Kupol-Dvoinoye Technical Report

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

Signed: //Shelley M. Riley//
Vice President, Office Services
and Corporate Secretary

March 31, 2015